VIA EDGAR


 July 16, 2021
 Ms. Lisa Larkin
 United States Securities and Exchange Commission
 Division of Investment Management
 100 F Street, N.E.
 Washington, DC 20549-0506

        Re: Massachusetts Mutual Variable Annuity Separate Account 4 Registration Statement on Form N-4
                 File No. 333-255824

 Dear Ms. Larkin:

I am in receipt of the Staff   s comment letter dated June 29, 2021 regarding
the above-referenced
filing.

Please note that the page numbers referenced below correspond to the attached marked version of the prospectus and Statement of Additional Information for Pre-Effective Amendment No. 1.

My responses to the Staff   s comments are as follows:

                                               General

 1. Please advise whether there are any types of guarantees or support agreements with third
 parties to support any of the Company   s obligations under the contract or
whether the Company
 will be solely responsible for payment of contract benefits.

 Response to Comment No. 1: MassMutual does not have any types of guarantees or support agreements with third parties to support any contract features or benefits. MassMutual will be solely responsible for any benefits or features associated with the contract.

 2. Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

 Response to Comment No. 2: We will include in the pre-effective amendment filing all missing information, including financial statements, exhibits, and other required information.
 We have also removed all brackets from any previously bracketed disclosure.

 3. Please confirm, if true, that the Company does not intend to use rate sheet supplements to update information in the prospectus.

 Response to Comment No. 3: The Company intends to only use rate sheet supplements to provide current Withdrawal Rates, Lifetime Guarantee Rates, Charges, and investment allocation restrictions for the RetirePay feature to prospective purchasers.
                                                     1
                                               Prospectus

 Page 1     Rate Sheet Prospectus Supplement

 4. Please explain to us what the difference is between Withdrawal Rates and Lifetime
 Guarantee Rates.
 Response to Comment No. 4: The Withdrawal Rate is a percentage we multiply the Benefit
 Base by to determine the Annual Lifetime Benefit Amount prior to the Settlement Phase, whereas the Lifetime Guarantee Rate is a percentage we multiply the Benefit Base by to determine the
 Annual Lifetime Benefit Amount once the Contract enters the Settlement Phase while RetirePay is in effect. The Settlement Phase occurs when the Contract Value reaches zero. If the Benefit
 Base is positive once the Contract Value reaches zero, we will pay the Annual Lifetime Benefit
 Amount to the Contract Owner for his/her life.

 Page 2     Rate Sheet Prospectus Supplement

 5.      In the last sentence of the last paragraph, disclosure states,    The
Withdrawal Rates and
 the Lifetime Guarantee Rates applicable to your Contract below will not change for the life of
 your Contract.    However, disclosure above this sentence states that there
are cases where
 withdrawal rates can change. Please explain.

  Response to Comment No. 5: The Withdrawal and Lifetime Guarantee Rate Table will not change for a given Contract Owner once the Contract is issued. However, prior to the Contract Issue Date, it is possible that a new Withdrawal Rate and Lifetime Guarantee Rates could be issued. For example, an applicant may see the current Withdrawal Rate and Lifetime Guarantee Rate Table in the rate sheet prospectus supplement while he/she is considering purchasing MassMutual Envision with RetirePay, but before the applicant purchases the Contract a new Withdrawal Rate and Lifetime Guarantee Rates could be issued. The applicant would receive the rates in the Withdrawal and Lifetime Guarantee Rate
Table that is in effect when his/her Contract is issued.

 6. Please confirm that the rate sheet information describes the new withdrawal benefit.

 Response to Comment No. 6: We confirm that the rate sheet information describes the new withdrawal benefit and is only used to communicate the current Withdrawal Rates, Lifetime
 Guarantee Rates, Charges, and investment allocation restrictions for the RetirePay feature.

 Page 4     Key Information Table

 7. In the first table, please revise the headings to conform to Item 2, Instruction 1(a) of
 Form N-4. For example, some headings should be in the singular, not the plural. Please also provide hyperlinks to cross-references to conform to Item 2, Instruction 1(b) of Form N-4.

 Response to Comment No. 7: We have revised the headings in the Key Information Table to conform to Item 2, Instruction 1(a) of Form N-4. We have also provided hyperlinks to conform to
 Item 2, Instruction 1(b) of Form N-4. Please see the marked language on pages 5-8 of the statutory prospectus and pages 5-9 of the initial summary prospectus.
                                                  2
 Also, please see a URL for the Envision prospectus which includes hyperlinking. Although the URL is not completely up-to-date, it does show the hyperlinking.

Page 11     Additional Information About Fees

8.     In the heading titled,    Annual Transaction Expenses,    please delete
  Annual.    See Item 4
of Form N-4.

Response to Comment No. 8: We have deleted    Annual    in the heading titled
 Annual
Transaction Expenses    to conform with Item 4 of Form N-4. Please see the
marked language on
page 11 of the statutory prospectus and page 17 of the initial summary prospectus.

9. In the introductory sentence for the second table, disclosure states, The next table describes the fees and expenses you will pay each year during the time you own the Contract, not
including underlying Fund fees and expenses.    After that sentence, please
add,    If you choose to
purchase an optional benefit, you will pay additional charges, as shown below.
  See Item 4 of
Form N-4.

Response to Comment No. 9: We have added    If you choose to purchase an
optional benefit, you
will pay additional charges, as shown below.    to the introductory sentence
above the second table
to conform with Item 4 of Form N-4. Please see the marked language on page 11 of the statutory prospectus and page 17 of the initial summary prospectus.

10. In the second table, please revise the headings to conform to Item 4 of Form N-4. For
example, please use headings, such as    Annual Contract Expenses,       Base
Contract Expenses (as
a percentage of average account value,    and    Optional Benefit Expenses (as
a percentage of
benefit base or other (e.g., average account value)),    or explain why
different headings are
appropriate.

Response to Comment No. 10: We have revised the headings in the second table to conform to Item 4 of Form N-4. Please see the marked language on page 11 of the statutory prospectus and page 17 of the initial summary prospectus.

11.    In the table titled,    Total Annual Fund Operating Expenses,    please
list costs
without reimbursement. See Item 4, Instructions 16 and 17 of Form N-4.

Response to Comment No. 11: We have listed costs without reimbursement in the
 Total Annual
Fund Operating Expenses table to conform to Item 4, Instructions 16 and 17 of Form N-4. Please see the marked language on page 12 of the statutory prospectus and page 18 of the initial summary prospectus.

Page 12     Examples

12.   Please present the column titled,    Maximum Expense    first and the
column titled,
   Current Expenses    second. See Item 4, Instruction 5 of Form N-4.

Response to Comment No. 12: We have presented the column titled,    Maximum
Expense    first
                                                 3
 and the column titled,    Current Expenses    second to conform with Item 4,
Instruction 5 of Form
N-4. Please see the marked language on pages 12 and 13 of the statutory prospectus and pages 18 and 19 of the initial summary prospectus.

Page 23     Purchase Payments

13.     In the last sentence of the second paragraph, disclosure states,    If
RetirePay is in effect
with your Contract, you are subject to the restrictions on additional Purchase Payments under the
RetirePay Benefit Base provisions.    Please clarify whether this statement
covers all contracts,
including RetirePay, subject to restrictions, or whether it only applies to a contractholder who has selected RetirePay (i.e., do you expect that all contractholders will select?).

Response to Comment No. 13: The statement    If RetirePay is in effect with
your Contract, you are
subject to the restrictions on additional Purchase Payments under the RetirePay Benefit Base
provisions.    applies only to Contract Owners who have elected RetirePay. We do not expect that all
Contract Owners will elect RetirePay. We have added a cross-reference to the MassMutual RetirePay section of the prospectus. Please see the marked language on page 25 of the statutory prospectus.

Page 41     MassMutual RetirePay

14. Please confirm that the contract value cannot go to zero through withdrawals that are not excess withdrawals and that the contractholder will continue to receive a lifetime withdrawal benefit. Also, please consider making this section more prominent (e.g., bold font).

Response to Comment No. 14: If RetirePay is in effect, every withdrawal, whether it is a withdrawal of the Annual Lifetime Benefit Amount or an Excess Withdrawal, will reduce the
Contract Value. If a Contract Owner continues to withdrawal the Annual Lifetime Benefit
Amount, he/she could reduce his/her Contract value to zero. As long as there is a positive
Benefit Base when the Contract Value reaches zero, MassMutual will pay the Annual Lifetime
Benefit Amount to the Contract Owner for the life of the Covered Person. If there is no positive Benefit Base when the Contract Value reaches zero because the Contract Owner took an Excess Withdrawal that eliminated their Benefit Base, RetirePay will terminate and the
Contract will terminate. Contract Owners should want their Contract Value to reach zero through withdrawals of the Annual Lifetime Benefit Amount as that will leave them with a positive Benefit Base when their Contract Value reaches zero. MassMutual will then pay out the Annual Lifetime Benefit Amount rather than it coming from withdrawals of their Contract
Value. That is the guarantee provided by RetirePay.

Page 42     Rate Sheet Comparison Process

15.     In the first line, disclosure states,    Subject to satisfying the Rate
Sheet Eligibility Conditions
established in the applicable Rate Sheet, if after your application submit date and prior to your issue date, a subsequent Rate Sheet is issued with only beneficial changes to the RetirePay Terms,
the subsequent Rate Sheet will apply.    Please add disclosure that explains
what you mean by
   beneficial.
Response to Comment No. 15: We have added disclosure that explains what we mean by
   beneficial.    Please see the marked language on page 43 of the statutory prospectus as well as the
                                                    4
  Rate Sheet Prospectus Supplement.

 Page 44     Payments During the Settlement Phase

 16. Please supplementally explain the rationale behind the settlement phase. Is this phase
 common? Why can   t a contractholder continue to make withdrawals as they
wish?

 Response to Comment No. 16: We believe it is common for a guaranteed lifetime withdrawal benefit to have a settlement phase although other carriers may refer to it with a different term. We do expect that Contract Owners, who elect RetirePay, will reach the settlement
phase. We don   t know
 how common it will be. Once a Contract Owner reaches the settlement phase, his/her Contract Value has reached zero. Normally, their Contract would terminate, but because the Contract Owner elected
 RetirePay, when his/her Contract Value reaches zero and there is a positive Benefit Base,
 MassMutual will pay the Annual Lifetime Benefit Amount to the Contract Owner for the life of the
 Covered Person or joint Covered Person if the joint life version of RetirePay was elected. The settlement phase is when MassMutual pays the Annual Lifetime Benefit Amount even though the
 Contract Owner no longer has any Contract Value.

 Page 46     Impact of Excess Withdrawals

 17. Please highlight the contrast between the effect of a withdrawal of the benefit base and
 the effect on the contract value, which is dollar-for-dollar (e.g.,    Unlike
the effect on contract
 value, which is dollar-for-dollar   ).

 Response to Comment No. 17: We have added language to highlight the contrast between the effect of a withdrawal on the Benefit Base and the effect on the Contract Value. Please see the marked language on page 47 of the statutory prospectus.

 Page 49     Important RetirePay Considerations

 18. Regarding the second bullet point, please supplementally explain how this section operates (e.g., effect of postponing withdrawals).

Response to Comment No. 18: The second bullet indicates the following:
Postponing withdrawals may
positively impact the Annual Lifetime Benefit Amount (e.g., because of higher Withdrawal Rates when you are older). However, if you postpone taking withdrawals, you may limit the value of this feature because your remaining life expectancy shortens as you age.

When the Contract is issued and RetirePay has been elected, the table of Withdrawal Rates and
Lifetime Guarantee Rates will not change. However, the actual Withdrawal Rate multiplied against the Benefit Base to determine the Annual Lifetime Benefit Base is not determined until the
Guaranteed Lifetime Withdrawal Date, which is when the Contract Owner elects to receive his/her first Annual Lifetime Benefit Amount. If a Contract Owner postpones electing their Guaranteed
Lifetime Withdrawal Date and taking their Annual Lifetime Benefit Amount, the Withdrawal Rate multiplied against the Benefit Base to determine the Annual Lifetime Benefit Amount will increase.
This is because the Withdrawal Rate percentage increases each year that has passed since the Contract
Issue Date. The Withdrawal Rate percentage also increases as the Covered Person ages. A higher

                                                    5
 Withdrawal Rate multiplied against the Benefit Base will lead to a larger Annual Lifetime Benefit
Amount being withdrawn from the Contract Value and paid to the Contract Owner.

While the Contract Owner will receive a higher Annual Lifetime Benefit Amount if he/she postpones electing his/her Guaranteed Lifetime Withdrawal Date and receiving his/her Annual Lifetime Benefit
Amount, it may make it less likely that the Contract Value will reach zero before the Contract Owner dies because the Contract Owner will be older when he/she starts receiving his/her Annual Lifetime
Benefit Amount and it takes a number of years of withdrawals for the Contract Value to reach zero.
The guarantee provided by RetirePay is that MassMutual will pay the Annual Lifetime Benefit
Amount once the Contract Value reaches zero as long as there is a positive Benefit Base. Prior to the
Contract Value reaching zero, the Annual Lifetime Benefit Amount is paid out by withdrawing the
Contract Owner   s Contract Value.

 19. Please consider making the fifth bullet point regarding RetirePay more prominent (e.g., bold font). (possibility of benefit increase being offset by withdrawal).

 Response to Comment No. 19: We have made the fifth bullet regarding RetirePay more prominent. Please see the bold language on page 50 of the statutory prospectus.

 Page 50     Important RetirePay Considerations

 20.     In the penultimate bullet point, disclosure states,    For
mathematical examples
 illustrating how RetirePay operates, see prospectus Appendix E.    However, it
appears that the
 mathematical examples referred to are in Appendix F. Please revise.

 Response to Comment No. 20: We have corrected the cross reference so that the disclosure now
 reads    For mathematical examples illustrating how RetirePay operates, see prospectus Appendix
 F.    Please see the marked language on page 51 of the statutory prospectus.

 Page 50 -- Withdrawals

 21. Please add disclosure regarding involuntary redemptions and revocation rights. See
 Item 12(e) and (f) of Form N-4.

 Response to Comment No. 21: The provision for involuntary redemptions under the contract is described in the Termination of the Contract section of the prospectus on pages 63 and 64 of the statutory prospectus. The revocation of rights provision under the contract is described in the Right to Cancel Your Contract section of the prospectus on page 27 of the statutory prospectus.
 Consequently, we don   t believe any additional changes are needed to the
prospectus.

 Page 65     Appendix A: Funds Available Under the Contract

 22.     In the first sentence, disclosure states,    The following is a list
of Funds currently
 available under the Contract, which is subject to change, as discussed in the prospectus for the
 Contract.
 The sentence structure suggests that the Contract is subject to change. If this is not the case, please restructure the sentence.
                                                    6
  Response to Comment No. 22: The Contract is not subject to change. We have revised the
 disclosure to read    The following is a list of Funds currently available
under the Contract. The list of
 Funds is subject to change, as discussed in the prospectus for the Contract. Please see the marked language on page 66 of the statutory prospectus and page 20 of the initial summary prospectus.

                                  Statement of Additional Information

 Page 2     The Company

 23. Please provide the date and form of the Registrant and the Registrant s classification pursuant to section 4 of the Investment Company Act of 1940 (i.e., a separate account and a
 unit investment trust). See Item 19(b) of Form N-4.

 Response to Comment No. 23: We have provided the date and form of the Registrant and the
 Registrant   s classification pursuant to section 4 of the Investment Company
Act of 1940. Please see
 the marked language on page 2 of the Statement of Additional Information.


                                                   Exhibits

 24.     Please file any missing exhibits, including the auditor   s consent.


 Response to Comment No. 24: We will include in the pre-effective amendment filing all missing
 exhibits, including the auditor   s consent, financial statements, and other
required information.


                                          *    *    *       *   *   *

          In addition to the revisions made in response to the Staff   s
comments, I have made certain
 stylistic, editorial, and updating changes, including the following:

                   Complete hypothetical examples on pages 12 and 13 of the statutory prospectus and pages 18 and 19 of the initial summary prospectus
                   Relocating the Fixed Account for Dollar Cost Averaging section to pages 18 and
                 19 of the statutory prospectus
                   Revised footnotes to Appendix A on page 71 of the statutory prospectus
                   Revised Example 7 in Appendix F on page 86

I appreciate your continuing attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (413) 218-0992 or jrodolakis@massmutual.com.




                                                        7
 Sincerely,

/s/ James M. Rodolakis
________________________________________

James M. Rodolakis
Lead Counsel, Annuity Product & Operations for Massachusetts Mutual Life Insurance Company




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